StateTrust Investments, Inc.

Statement of Financial Condition

December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME oF FIRM: StateTrust Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
Broker-dealer O Security-based swap dealer Major security-based swap participant
D Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1750 Clint Moore Road
(No. and Street)

Boca Raton	FL	33487
(City)	(State)	(ZipCode)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Cimbal	305-921-8100	jcimbal@statetrust.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name - if individual, state last, first, and middle name)

2000 Banks Rd, Suite 218	Ma ate	FL	33063
(Address)	(City)	(State)	(ZipCode)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(l)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

<center>OATH OR **AFFIRMATION**</center>

I,   Cimbal   swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Statotrust Investments,</u> Inc.   , as of <u>12/31</u>_____22   is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public   _~~Lourdes Ponte~~_

Signature: _(signed)_

Title: President

This filing** contains (check all applicable boxes):

:!i (a) Statement of financial condition.

:!i (b) Notes to consolidated statement of financial condition.

D (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

D (d) Statement of cash flows.

D (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

D (f) Statement of changes in liabilities subordinated to claims of creditors.

D (g) Notes to consolidated financial statements.

D (h) Computation of net capital under 17 CFR 240.1Sc3-1or 17 CFR 240.ISa-l, as applicable.

D (i) Computation of tangible net worth under 17 CFR 240.18a-2.

D (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.1Sc3-3.

D (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

D (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.1Sc3-3.

D (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

D (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

D (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

D (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

    (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

D (r) Compliance report in accordance with 17 CFR 240.17a-S or 17 CFR 240.18a-7, as applicable.

D (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

    (t) Independent public accountant's report based on an examination of the statement of financial condition.

'----' (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-S, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

O (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

C (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.l7a-5 or 17 CFR 240.18a-7, as applicable.

O (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-le or 17 CFR 240.17a-12, as applicable.

    (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

D (z) Other: —   —

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e){3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents

Report of Independent Registered Public Accounting Firm   1

Consolidated Financial Statements

     Consolidated Statement of Financial Condition   2

     Notes to the Consolidated Financial Statements   3-15



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of **StateTrust Investments, Inc.:**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **StateTrust Investments, Inc.** (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions
We have served as **StateTrust Investments, Inc**. auditor since 2020.
Margate, Florida
March 30, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

1

StateTrust Investments, Inc.

Consolidated Statement of Financial Condition

As of December 31, 2022

Assets		
Current assets		
Cash & cash equivalents (Note 1)	$	642,590
Securities owned, at fair value (Note 3)		9,104
Receivable from clearing broker		361,660
Due from affiliates (Note 2)		21,565
Prepaid and other current assets		121,453
Total current assets		1,156,372
Property and equipment (Note 4)		12,049,723
Deposit at clearing broker		100,000
Other assets		13,584
Total assets	**$**	**13,319,679**
Liabilities & stockholder's equity		
Current liabilities		
Accounts payable and accrued liabilities	$	402,241
Mortgage note payable, net of discount, current portion (Note 5)		271,175
Total current liabilities		673,416
Mortgage note payable, net of discount (Note 5)		9,031,081
Loan payable (Note 7)		97,543
Total liabilities		9,802,040
Stockholder's equity		
StateTrust Investments, Inc. common stock $0.001 par value: 2,000,000 shares authorized, 1,033,053 shares issued and outstanding		1,036
Additional paid-in capital		753,739
Advances to affiliate		(1,125,538)
Retained earnings		8,049,911
		7,679,148
Less treasury stock 804,416 shares at cost		(4,642,067)
Equity Of StateTrust Investments, Inc.		3,037,081
Non-controlling interest		480,558
Total stockholder's equity		3,517,639
Total liabilities & stockholder's equity	**$**	**13,319,679**

See accompanying notes

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

StateTrust Investments, Inc. ("STI"), incorporated under the laws of the State of Delaware on April 14, 2000, is a broker of various types of equity, debt, and mutual fund securities and option contracts. STI primarily acts in an agency capacity, buying and selling securities for its customers, both foreign and domestic, and charging a commission. Approximately 85% of STI's unaffiliated customers are located in Latin America. STI earns commission income, fees, and margin interest participation from transactions with clients. 50% of the Company's revenue originated from related parties in 2022. STI also trades securities for its own account.

StateTrust Investments, Inc. is a wholly owned subsidiary of StateTrust Group LLC (the "Parent").

Boca 1750, LLC ("Boca 1750"), is a wholly owned subsidiary of the Parent. Boca 1750 is a company affiliated via common ownership with StateTrust Investments, Inc., was organized in 2018 and is the lessor of real property occupied by StateTrust Investments, Inc.

Basis of Consolidation

The consolidated financial statements include the accounts of StateTrust Investments, Inc. and Boca 1750, LLC, collectively referred to as the "Company". Boca 1750 is a variable interest entity in which StateTrust Investments, Inc. has the power to direct its significant activities, has guaranteed the mortgage note payable for the property, which represents the maximum exposure to loss, and is the primary beneficiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Consolidation of the variable interest entity's assets amounted to approximately $9.8 million comprised principally of cash and real estate property and liabilities of approximately $9.3 million comprised principally of a mortgage note payable and a related party note payable to STI of which approximately $1.7 million eliminates in consolidation. The equity interests of Boca 1750 are reflected as non-controlling interest in the accompanying consolidated financial statements.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the course of business, maintain account balances in excess of federally insured limits. At December 31, 2022, there was no such excess.

Deposit at Clearing Broker

The deposit at clearing broker consists of contractually restricted account balances held at the Company's clearing broker.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy

The Company's investments in securities are required to be carried at fair value. Fair value is the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counterparty in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. Accounting rules establish a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The hierarchy is summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical investments

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of these accounting values to the Company's portfolio activities during the year, the following valuation techniques have been employed:

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy (continued)

Exchange Traded Funds

Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded, valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intraday trading in the U.S. markets for investments such as American Depository Receipts, financial futures, Exchange Traded Funds, and the movement of certain indices of securities based on a statistical analysis of the historical relationship and that are categorized in level 2. Preferred stock and other equities traded on inactive markets or valued by reference to similar instruments are also categorized in level 2.

Sovereign Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, cross currency basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity, and seniority. These items are typically categorized in Level 2 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are typically categorized in Level 2 of the fair value hierarchy.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

In May 2014, the FASB issued comprehensive new revenue recognition guidance, ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance requires a company to recognize revenue when it transfers promised services to clients in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures. The guidance also changes the accounting for certain contract costs, including whether they may be offset against revenue in the statement of operations. The guidance requires an entity to follow a five-step model to:

a) Identify the contract(s) with a customer,
b) identify the performance obligations in the contract,
c) determine the transaction price,
d) allocate the transaction price to the performance obligations in the contract, and
e) recognize revenue when (or as) the entity satisfies a performance obligation.

On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue guidance by one year to annual reporting periods beginning after December 15, 2017. The guidance may be adopted using a full retrospective approach or a modified cumulative effect approach. STI adopted the guidance upon its effective date of January 1, 2018, using the modified retrospective method which had no impact on STI's opening retained earnings. Further, STI determined there was no material impact to STI's recognition of revenue from adoption of Topic 606.

Brokerage Commissions

STI buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, STI charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that STI fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Revenue Recognition (continued)

Distribution Fees

STI enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. STI believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside STI's influence, STI does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current year are primarily related to performance obligations that have been satisfied during the year.

Other income

STI recognizes revenue for postage and handling on certain of its customers' trades. This revenue is recorded on the trade date (the date that STI fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Due from Affiliates

Amounts due from affiliates and related parties are stated at the outstanding balance of funds due for repayment of advances and charges for services rendered. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Property and Equipment

Property and equipment are recorded at cost. The Company provides for depreciation over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of these assets range from five to twenty-seven and a half years. Maintenance and repairs are charged to expenses as incurred. Renewals and betterments that extend the useful lives of assets are capitalized.

Income Taxes

StateTrust Investments, Inc. accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Boca 1750 is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by Boca 1750. Members are taxed individually on their share of the Boca 1750's earnings. Boca 1750's net income or loss is allocated among the members in accordance with the operating agreement of Boca 1750. No provision for income taxes for Boca 1750 is included in the accompanying financial statements.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. As of December 31, 2021, tax years for 2018, 2019, and 2020 are subject to examination by tax authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include allowance for doubtful accounts, deferred tax assets and liabilities, and valuation allowances.

NOTE 2.   **RELATED PARTY TRANSACTIONS**

Management Agreement

The Company has entered into a management agreement with an affiliate that is related to the Company by virtue of common ownership.

This affiliate receives a management fee in consideration of referral agent expenses, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, and other general administrative and office expenses paid on behalf of the Company.

Commission and Referral Fees

The Company pays commissions and referral fees to certain affiliated registered representatives and referral brokers who are related by virtue of common ownership.

Distribution Agreement

Pursuant to a distribution agreement dated July 17, 2003, the Company is the exclusive agent for the distribution of shares to certain offshore funds ("Funds"). The Company is related to the Funds as it has common management. These Funds operate as diversified open-end management investment companies. The Company is due $21,565 from the Funds as of December 31, 2022, which is reflected in due from affiliates in the accompanying consolidated statement of financial condition.

NOTE 2.   **RELATED PARTY TRANSACTIONS (Continued)**

Insurance and Annuity Company

The Company is related to an insurance company by virtue of common ownership.

International Bank

The Company is related to an international bank by virtue of common ownership.

NOTE 3.   **FAIR VALUE MEASUREMENT**

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2022:

Assets, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities owned:				
Sovereign and corporate bonds	$ -	$ 9,104	$ -	$ 9,104
TOTALS	$ -	$ 9,104	$ -	$ 9,104

The Company did not transfer any securities between levels during the year ended December 31, 2022.

NOTE 4.   **PROPERTY AND EQUIPMENT**

Property and equipment at December 31, 2022, consisted of the following:

Building	$ 11,515,400
Land	1,859,949
Leasehold Improvement	827,126
Office Equipment	343,745
Computers	274,170
Furniture & Fixture	226,195
Computer Software	117,972
	$ 15,164,557
Less: accumulated depreciation and amortization	(3,114,834)
	$ 12,049,723

At December 31, 2022, the net book values of property and equipment at Boca 1750 and STI, were $12,049,723.

NOTE 5.   **MORTGAGE NOTE PAYABLE**

In connection with Boca 1750's acquisition of land and building utilized by the Company for its headquarters, in June 2018, it entered into a Mortgage and Security Agreement (the "Mortgage") with a financial institution in the amount of $10,400,000. The Mortgage calls for monthly interest and principal payments of $60,321 beginning July 15, 2018, until June 15, 2025, at which time all outstanding principal, plus all accrued and unpaid interest is due. The Mortgage bears interest at 4.85% per annum and is collateralized by certain assets of Boca 1750. The Mortgage is guaranteed by STG, STI, and other related entities. The Mortgage requires the Company to comply with certain financial covenants. A loan commitment fee of $78,000 was paid in connection to the Mortgage and was recorded as a discount to the mortgage note payable. Interest expense for the note payable amounted to approximately $418,000 for the year ended December 31, 2022, which is included as part of interest expense on the accompanying consolidated statement of operations.

The financial covenant requirements on the Mortgage include a minimum debt service coverage ratio, minimum fixed charge coverage ratio, and a maximum debt to tangible net worth ratio. During 2022 the fixed charge ratio was based on the Company failed to meet. The agreement was subsequently amended to base the covenant at the consolidated level and is in compliance with all ratios.

Aggregate maturities of long-term debt subsequent to December 31, 2022, are as follows:

2023	$	271,163
2024		283,542
2025		8,774,923
	$	9,329,628
Less: current portion	$	(271,175)
Less: commitment fee discount		(27,372)
	$	9,031,081

NOTE 6.   INCOME TAXES

For the year ended December 31, 2022, the provision for income taxes is summarized as follows:

Federal	$ (287,059)
State	(59,461)
Allowance	651,891
Total provision for income taxes	$305,371

The following is the federal tax rate reconciliation:

Federal tax rate	(21.00)%
State tax rate	(4.35%
Allowance	47.69%
Total	22.34%

At December 31, 2022 the Company had total federal net operating loss carry-forwards of approximately $3,000,000 that have no expiration date but are subject to the Internal Revenue Code under the Tax Cuts and Jobs Act (TCJA). Under the TCJA, the NOL deduction for a tax year is equal to the lesser of (1) the aggregate of the NOL carryovers to such year, plus the NOL carry-backs to such year, or (2) 80% of taxable income (determined without regard to the deduction) (Sec. 172(a)). Generally, NOLs can no longer be carried back but are allowed to be carried forward indefinitely (Sec. 172(b)(I)(A)). The special extended carryback provisions are generally repealed, except for certain farming and insurance company losses.

The Company accounts for income taxes under Accounting Standards Codification 740, Income Taxes "ASC 740". ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Internal Revenue Code Section 382 "IRC 382" places a limitation on the amount of taxable income that can be offset by carry forwards after a change in control (generally greater than a 50% change in ownership). In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable

income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended December 31, 2022:

Statutory federal rate	21.00%
State tax, net of federal	4.35%
Effective tax rate	25.35%

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. The components of the net deferred tax liability for the year ended December 31, 2022 was as follows:

Other	$ (120,425)
NOL	772,316
Allowance	(651,891)
Total	$ -

The valuation allowance changed by $651,891 during the year ended December 31, 2022. Approximately $300,000 of the allowance was used to reserve for deferred tax assets incurred in the prior years based on management's conclusion that it was more likely than not that the assets would be realized.

NOTE 7.   **OTHER FINANCING**

Paycheck Protection Program

The Company received a $97,111 Paycheck Protection Program loan authorized by the CARES Act. The loan is forgivable provided that the Company meets certain requirements regarding the use of funds and other metrics. The balance is included as a loan payable on the accompanying consolidated statement of financial condition and includes accrued interest of $432 as of December 31, 2022.

NOTE 8.   **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. However, during 2022 the Company elected to use the "Alternate Net Capital Requirement" which requires a flat $250,000 minimum dollar net capital. At December 31, 2022, the Company's Net Capital was $933,714 which exceeded requirements by $683,714. The Company calculates its Net Capital on an unconsolidated basis for STI in line with the Uniform Net Capital Rule of the Securities and Exchange Commission and AICPA guidance 6.27 auditing guide.

NOTE 9.   RISK CONCENTRATIONS

Clearing and Depository Concentrations

The Company has its clearing and depository operations for the Company's securities transactions with Axos Clearing LLC (Axos), whose main office is located in Nebraska. The underlying agreement with Axos renews annually and provides for early termination fees based on average clearing charges. At December 31, 2022, the receivable from broker and deposit at clearing broker are with this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to

control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 28, 2023, which is the date the consolidated financial statements were available to be issued. On February 15, 2023, the Company received notice that the Paycheck Protection Program loan which was received in 2021 was forgiven. In March of 2023, the loan agreement on the building was amended to reflect a change in certain loan covenants. No other additional financial statement recognition or disclosure is necessary.